SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2005

Commission file number for securities registered
pursuant to Section 12 (b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12 (g) of the Act: 1-16269

AMERICA MOVIL S.A. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

AMÉRICA MÓVIL’S THIRD QUARTER OF 2005
FINANCIAL AND OPERATING REPORT

Mexico City, October 25, 2005 - América Móvil, S.A. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the third quarter of 2005.

  América Móvil added 9.9 million subscribers in the third quarter to finish September with 83.6 million subscribers. Including both our wireless subscribers and our fixed lines, by the end of the quarter we had 85.6 million lines in the Americas.

  Through September our subscriber base increased by 22.5 million subscribers, including 3.3 million obtained through acquisitions completed in July and August. Our organic subscriber growth in the first nine months of the year surpassed the net additions obtained in all of 2004.

  For the second quarter in a row, Colombia led in terms of net subscriber additions, with 2.2 million, followed by Mexico and Brazil, with 1.3 and 1.2 million, respectively. Argentina obtained 640 thousand new clients.

  Our EBITDA margin shot up by 4.5 percentage points in the quarter, to 32.2%, on strong service revenue growth across all operations and a seasonal slowdown in subscriber additions, which reduced subscriber acquisition costs.

  Service revenues expanded by 8.8% quarter-on-quarter, helping total revenues reach 45.5 billion pesos in the third quarter. These were up 5.8% in the quarter and 30.1% year-on-year, bringing the total for the first nine months of 2005 to 122.7 billion pesos, 32.2% more than in the previous year.

  Third quarter EBITDA rose 22.8% in the quarter and 29.2% from a year before, to 14.6 billion pesos. The total for the nine months to September came in at 39.3 billion pesos, 20.8% more than a year before.

  Operating profits were up 38.3% sequentially and 39.5% annually in the third quarter. Through September, they surpassed the previous year’s by 29.4%, having reached 24.2 billion pesos.

  Net income in the third quarter came in at 4.4 billion pesos, equivalent to 12 peso cents per share or 23 dollar cents per ADR. The nine-months figure totaled 16.9 billion pesos, 11.9% more than in the same period of 2005.

  Net debt finished the quarter at 47.4 billion pesos, up approximately 10 billion pesos in the period. The increase was driven by the acquisition of operations in Paraguay, Chile and Perú, all of which closed in the third quarter; they totaled 10.5 billion pesos.

  Share buybacks and dividends amounted to 2.7 billion pesos in the third quarter and 6.1 billion pesos in the nine months to September.

América Móvil Fundamentals
Constant Mex$

	Jan - Sep 05	3Q05	3Q04

EPS (Mex$) (1)	0.47	0.12	0.20
Earnings per ADR (US$) (2)	0.85	0.23	0.35
Net Income (millions of Mex$)	16,936	4,422	7,476
EBITDA (millions of Mex$)	39,287	14,636	11,328
EBIT (millions of Mex$)	24,241	9,415	6,749

Shares Outstanding (billion) (3)	36.38	36.38	37.10
ADRs Equivalent (billion) (3)	1.82	1.82	1.86

(1)Net Income / Total Shares outstanding
(2)20 Shares per ADR
(3) Adjusted for the 3:1 split that took place on July 18, 2005.

Relevant Events

In the third quarter América Móvil completed the acquisition of wireless operations in Paraguay, Chile and Peru. The first one, purchased from Hutchison Whampoa, closed on July 13. The second one, which closed on August 3, involved the acquisition from Endesa of a 100% interest in Smartcom, for a purchase price of 472 million dollars (enterprise value). The third one represented the purchase from TIM of its 100% ownership interest in TIM Perú, for a purchase price of 407 million euros. It closed on August 10.

On September 29, América Móvil issued a 5 billion pesos global bond which was placed with Mexican, American and European investors. The bond has a 9% coupon and a 10-year tenor. It was the first peso bond issued by a Mexican corporate outside of Mexico.

Subscribers

América Móvil added nearly 10 million subscribers in the third quarter of 2005, including 3.3 million through acquisitions, to finish September with 83.6 million subscribers. This represented a quarter-over-quarter increase of 13.4% and of 54.7% year-on-year. Together with our fixed lines in Central America, which number 2.0 million, we had a total of 85.6 million lines at the end of September.

In the nine months to September, we obtained 22.5 million new subscribers. The organic growth we had in this period, of 19 million subscribers, exceeded the total number of net subscriber additions registered in all of 2004 (17.2 million).

Colombia, our operation with the highest growth this year, continued to lead all other operations in terms of subscriber additions for the second consecutive quarter. It obtained 2.2 million new clients in the quarter, increasing to 11.3 million its subscriber base. In the first nine months of the year, Comcel gained a total of 5.5 million subscribers, accounting for nearly 25% of the increase in our combined subscriber base in the first nine months of 2005.

In Mexico, subscriber growth continued at a healthy pace, with 1.3 million net additions in the third quarter. Its subscriber base, 33.6 million at the end of September, has increased by 4.7 million subscribers this year.

In Brazil we added over 1.2 million new subscribers in the third quarter, which represented 32.0% of the additions in the areas where we operate in Brazil. With this, net additions for the first nine months of the year totaled 3.7 million. Our subscriber base in Brazil grew by 45.2% in comparison to the third quarter of the previous year, a consistent trend in the last four quarters. According to Diamond Cluster Consulting, Claro, our

Brazilian operation, is the second fastest company in the world to attain a 10 million GSM subscriber base (after China Unicom).

Our Argentinean operations gained 640 thousand new subscribers in the quarter, bringing the total through September to 2.0 million. At the end of the third quarter, CTI’s subscriber base, 5.6 million, more than doubled that of 2004. In Uruguay,there were 42 thousand net additions in the third quarter alone.

In Ecuador we added 481 thousand subscribers, more than in any other quarter on record; in the first nine months of this year additions totaled 1.2 million. Ecuador’s subscriber base expanded by 80.0% year-on-year to nearly 3.6 million wireless clients at the end of the third quarter.

Our combined wireless subscriber base in Central America increased by 373 thousand clients, growing 12.0% sequentially and 64.8% year-on-year. As of September we had 3.5 million subscribers in the region. Honduras continued to outpace the other operations in Central America, growing 19.9% during the third quarter, albeit from a smaller base than the other operations in the region.

Tracfone, our subsidiary in the United States, gained 188 thousand subscribers in the third quarter to break the 5 million mark: at the end of September it had over 5.1 million subscribers, one third more than a year before.

Subscribers as of September 2005

Thousands

	Total (1)					Equity (2)

Country	Sep-05	Jun-05	Var.%	Sep-04	Var.%	Sep-05	Mar-05	Var.%	Sep-04	Var.%

Mexico	33,572	32,294	4.0%	26,831	25.1%	33,572	32,294	4.0%	26,831	25.1%
Argentina	5,555	4,915	13.0%	2,573	115.9%	5,555	4,915	13.0%	2,367	134.7%
Brazil	17,401	16,201	7.4%	11,985	45.2%	17,148	15,965	7.4%	11,650	47.2%

Chile	1,792	1,753	2.2%	1,395	28.5%	1,792	0	n.m.	0	n.m.
Colombia	11,334	9,174	23.5%	4,746	138.8%	11,243	9,101	23.5%	4,737	137.4%
Ecuador	3,546	3,065	15.7%	1,970	80.0%	3,546	3,065	15.7%	1,970	80.0%

El Salvador	755	681	10.9%	421	79.2%	723	652	11.0%	223	224.4%
Guatemala	1,750	1,589	10.1%	1,155	51.5%	1,734	1,575	10.1%	1,143	51.7%
Honduras	346	289	19.9%	140	146.8%	346	289	19.9%	140	146.8%
Nicaragua (3)	627	547	14.6%	394	58.8%	622	542	14.7%	391	59.2%

Paraguay	139	121	14.8%	59	136.4%	139	0	n.m.	0	n.m.
Perú	1,596	1,455	9.6%	939	69.8%	1,596	0	n.m.	0	n.m.
Uruguay	111	69	60.8%	0	n.m.	111	69	60.8%	0	n.m.

U.S.A.	5,122	4,934	3.8%	3,843	33.3%	5,029	4,845	3.8%	3,774	33.3%

Total Wireless	83,645	73,757	13.4%	54,060	54.7%	83,156	73,310	13.4%	53,225	56.2%

El Salvador	804	801	0.3%	778	3.4%	770	767	0.3%	411	87.1%
Guatemala	939	928	1.1%	885	6.0%	930	920	1.1%	877	6.1%
Nicaragua	229	224	2.1%	211	8.6%	227	223	2.2%	209	9.0%

Total Fixed	1,971	1,954	0.9%	1,874	5.2%	1,927	1,909	0.9%	1,497	28.7%

Total Lines	85,617	75,711	13.1%	55,934	53.1%	85,083	75,220	13.1%	54,722	55.5%

Centroamérica	3,478	3,105	12.0%	2,111	64.8%	3,425	3,057	12.0%	1,897	80.6%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. Total wireless historical data does not include recent acquisitions.
(2) Includes total subscribers weighted by the economic interest held in each company.
(3) Includes Enitel.
n.m. not meanignful

América Móvil’s Consolidated Results

On the back of strong service revenue growth, América Móvil’s EBITDA margin shot up by 4.5 percentage points in the third quarter, to reach 32.2% of total revenues. This margin is similar to the one seen a year before, in spite of the rapid pace of organic subscriber growth seen since then (48.2% year-on-year).

Service revenues expanded by 8.8% in the quarter, to 37.7 billion pesos. This increase partly reflects the consolidation, beginning in September, of the Chilean and Peruvian operations acquired in August. Without this effect, service revenues would have risen by 7.3% quarter-over-quarter and 27.4% year-on-year.

Equipment revenues were down 6.8% in the quarter as a consequence of the seasonal slowdown in subscriber growth mentioned above. The third quarter does not have nearly as many or as important promotions as those seen in the second quarter, which include Mother’s Day, the most important marketing holiday in the year after Christmas. On an annual basis equipment revenues were up 34.6% .

For the first nine months of the year, revenues totaled 127.7 billion pesos. They exceeded the previous year’s by 32.2%, or 31.5% if the consolidation of the Chilean, Peruvian and Paraguayan operations is excluded.

Third quarter EBITDA came in at 14.6 billion pesos bringing the total through September to 39.3 billion pesos. These numbers represent increases of 29.2% and 20.8% respectively relative to the same periods of 2005, or of 28.2% and 20.5% if the recent acquisitions are excluded.

Operating profits reached 9.4 billion pesos in the third quarter; they were up nearly 40.0% year-on-year. For the nine months to September they totaled 24.2 billion pesos, 29.4% more than a year before.

América Móvil obtained a net profit of 4.4 billion pesos in the quarter, equivalent to 12 peso cents per share and 23 dollars per ADR. It brought the figure through September to 17 billion pesos, 11.9% more than in the same period of 2004.

At the end of September net debt stood at 47.4 billion pesos, having increased by approximately 10 billion pesos in the third quarter. This increase was driven mostly by the acquisition of operations in Chile, Peru and Paraguay, which together represented 10.5 billion pesos. Share buybacks and dividend payments totaled 2.7 billion pesos in the third quarter, whereas capital expenditures surpassed 7.8 billion pesos. In the nine months to September share buybacks and dividends amounted to 6.1 billion pesos and capital expenditures to 25.4 billion pesos.

America Movil's Income Statement (in accordance with Mexican GAAP)
Millions of constant Mex$

	3Q05	3Q04	Var.%	Jan - Sep 05	Jan - Sep 04	Var.%

Service Revenues	37,749	29,211	29.2%	105,240	81,211	29.6%
Equipment Revenues	7,754	5,759	34.6%	22,476	15,420	45.8%

Total Revenues	45,503	34,971	30.1%	127,716	96,632	32.2%

Cost of Service	8,618	6,856	25.7%	24,591	19,493	26.2%
Cost of Equipment	12,564	9,414	33.5%	36,889	25,385	45.3%
Selling, General & Administrative Expenses	9,685	7,373	31.3%	26,949	19,240	40.1%

Total Costs and Expenses	30,867	23,643	30.6%	88,428	64,118	37.9%

Ebitda	14,636	11,328	29.2%	39,287	32,514	20.8%
% of Total Revenues	32.2%	32.4%		30.8%	33.6%

Depreciation & Amortization	5,221	4,578	14.0%	15,046	13,779	9.2%

Ebit	9,415	6,749	39.5%	24,241	18,735	29.4%
% of Total Revenues	20.7%	19.3%		19.0%	19.4%

Net Interest Expense	1,139	579	96.6%	3,069	1,513	102.8%
Other Financial Expenses	325	-19	n.m.	1,296	408	217.3%
Foreign Exchange Loss	293	-1,568	118.7%	-4,131	-374	n.m.
Monetary Result	-476	-800	40.5%	-1,889	-2,229	15.2%

Comprehensive Financing Cost (Income)	1,282	-1,808	170.9%	-1,655	-681	-143.2%

Other Income and Expenses	309	-297	204.4%	34	-129	126.3%
Income & Deferred Taxes	3,377	1,369	146.7%	8,799	4,027	118.5%

Net Income before Minority Interest and Equity	4,446	7,485	-40.6%	17,063	15,517	10.0%
Participation in Results of Affiliates

minus

Equity Participation in Results of Affiliates	-6	31	-118.1%	47	68	-31.9%
Minority Interest	29	-22	236.6%	81	309	-73.9%

Net Income	4,422	7,476	-40.8%	16,936	15,140	11.9%

*n.m. = not meaningful

Balance Sheet (in accordance with Mexican GAAP)*
América Móvil Consolidated
Millions of Constant Mex$

	Sep-05	Dec-04	Var.%	Sep-04	Var.%		Sep-05	Dec-04	Var.%	Sep-04	Var.%

Current Assets						Current Liabilities
Cash & Securities	11,073	19,454	-43.1%	15,504	-28.6%	Short Term Debt**	9,772	5,490	78.0%	7,039	38.8%
Accounts Receivable	23,468	21,184	10.8%	15,955	47.1%	Accounts Payable	48,566	37,232	30.4%	29,057	67.1%
Other Current Assets	5,220	4,229	23.4%	3,466	50.6%	Other Current Liabilities	15,393	12,835	19.9%	10,620	44.9%

Inventories	11,454	11,447	0.1%	9,106	25.8%		73,731	55,557	32.7%	46,716	57.8%

	51,214	56,314	-9.1%	44,031	16.3%

Long-Term Assets
Plant & Equipment	108,519	86,450	25.5%	87,274	24.3%
Investments in Affiliates	465	664	-30.0%	757	-38.6%	Long-Term Liabilities
						Long Term Debt	48,655	57,082	-14.8%	48,879	-0.5%
Deferred Assets						Other Liabilities	7,770	6,532	19.0%	4,062	91.3%

Goodwill (Net)	9,868	9,696	1.8%	9,850	0.2%		56,426	63,614	-11.3%	52,941	6.6%
Brands, Patents & Licenses	40,119	35,662	12.5%	35,305	13.6%
Deferred Assets	6,895	9,358	-26.3%	4,779	44.3%
						Shareholder's Equity	86,923	78,972	10.1%	82,339	5.6%

Total Assets	217,080	198,144	9.6%	181,996	19.3%	Total Liabilities and Equity	217,080	198,144	9.6%	181,996	19.3%

* This presentation conforms with that of América Móvil's audited financial statements
** Includes current portion of Long Term Debt

Mexico

Mexico’s subscriber base rose 25.1% year-on-year to 33.6 million clients in the third quarter, adding 1.3 million clients during the period and over 4.7 million subscribers in the first nine months of the year.

Total revenues in the quarter increased 3.8% to 22.1 billion Mexican pesos, with service revenues up 4.6% sequentially and 18.6% annually and equipment revenues practically flat over the previous quarter. Through September, Telcel‘s revenues totaled 63.5 billion pesos, 21.4% more than a year before. Data-based revenues have been one of the most dynamic components of service revenue growth, having risen 55% relative to 2004. In September, revenues from data comprised 11.6% of service revenues.

Telcel’s EBITDA margin shot up to 47.2% in the quarter on the back of solid revenue growth and a reduction in the cost of service associated with the elimination of the participation of service revenues paid to the government for the right to use 850 MHz spectrum in region nine, which comprises Mexico City and the State of Mexico among other areas. This change has to do with the renewal of the license in that region. Third quarter EBITDA came in at 10.4 billion, 30.2% more than a year before, with the total for the first nine months of the year increasing by 24.8% from the previous year, to 28.4 billion pesos.

INCOME STATEMENT
Mexico
Millions of Constant Mex$

	3Q05	3Q04	Var.%	Jan - Sep 05	Jan - Sep 04	Var.%

Revenues	22,109	18,226	21.3%	63,475	52,300	21.4%
EBITDA	10,437	8,014	30.2%	28,415	22,766	24.8%
%	47.2%	44.0%		44.8%	43.5%
EBIT	8,904	6,692	33.1%	24,043	18,914	27.1%
%	40.3%	36.7%		37.9%	36.2%

Mexico's Operating Data

	3Q05	3Q04	Var. %

Subscribers (thousands)	33,572	26,831	25.1%
Postpaid	2,217	1,685	31.6%
Prepaid	31,355	25,146	24.7%
MOU	99	96	3.3%
ARPU (Constant Mex$)	188	199	-5.5%
Churn (%)	3.0%	2.8%	0.2

Argentina, Uruguay & Paraguay

Argentina’s subscriber base expanded 13.0% sequentially to 5.6 million subscribers at the end of September. Net additions during the third quarter stood at 640 thousand, bringing the total for the first nine months of the year to 2.0 million. The combined CTI Móvil subscriber base, encompassing our operations in Argentina, Uruguay and Paraguay, surpassed 5.8 million in the quarter.

Revenue growth outpaced subscriber growth during the third quarter as total revenues expanded to 780 million Argentinean pesos, representing 18.5% sequential growth. Revenues were twice as high as those of the same period a year before, with service revenues being the most dynamic component. On a year-to-September basis, revenues came in at 2.0 billion Argentinean pesos and more than doubled last year’s figures.

With subscriber growth slowing down in relative terms after the sharp acceleration observed in 2004, subscriber acquisition costs have come down relative to revenues, allowing the EBITDA margin to double relative to the previous quarter, to 13.0%; a year before it was –3.5% . This is the highest EBITDA margin seen since subscriber growth started to accelerate at the beginning of 2004. In absolute terms, EBITDA increased by more than 2.5 times sequentially.

INCOME STATEMENT
Argentina, Paraguay & Uruguay
Million of ARP$

	3Q05*	3Q04	Var. %	Jan - Sep 05*	Jan - Sep 04	Var. %

Revenues	780	389	100.9%	2,016	918	119.7%
EBITDA	101	-14	n.m.	196	30	n.m.
%	13.0%	-3.5%		9.7%	3.3%
EBIT	59	-37	261.8%	93	-30	n.m.
%	7.6%	-9.5%		4.6%	-3.3%

*Annual and quarterley comparisons affected by the incorporation of CTI Paraguay and CTI Uruguay
n.m. - not meaningful

Argentina, Paraguay & Uruguay Operating Data

	3Q05*	3Q04	Var. %

Subscribers (thousands)	5,805	2,573	125.6%
Postpaid	703	459	53.3%
Prepaid	5,101	2,114	141.3%
MOU	145	163	-11.1%
ARPU (ARG)	39	44	-9.6%
Churn (%)	2.0%	1.8%	0.2

*Annual comparisons affected by the incorporation of CTI Paraguay and CTI Uruguay.

Brazil

Our Brazilian operations added 1.2 million subscribers in the third quarter, which ended with 17.4 million subscribers. While this is a strong showing in absolute terms, it represents a reduction relative to the second quarter, which is particularly strong in Brazil because of the promotions that take place around Mother’s Day and Valentine’s Day.

This seasonal slowdown in subscriber growth brought down equipment revenues relative to the previous quarter and contributed to a reduction in subscriber acquisition costs. But service revenues came in strong, rising 6.8% quarter-on-quarter and 23.7% year-on-year. This resulted in an important reduction in our EBITDA loss, which came down from 10.6% of revenues in the second quarter to 2.0% in the third quarter.

In the nine months to September, revenues totaled 4.7 billion reais and surpassed by 30.2% those of a year before. Service revenues expanded by 27.6% in that period.

INCOME STATEMENT
Brazil Consolidated
Millions of R$

	3Q05	3Q04	Var.%	Jan - Sep 05	Jan - Sep 04	Var.%

Revenues	1,598	1,326	20.5%	4,678	3,593	30.2%
EBITDA	-32	42	-175.6%	-119	210	-156.8%
%	-2.0%	3.2%		-2.5%	5.8%
EBIT	-408	-277	-47.5%	-1,212	-747	-62.2%
%	-25.5%	-20.9%		-25.9%	-20.8%

Brazil's Operating Data

	3Q05	3Q04	Var. %

Subscribers (thousands)	17,401	11,985	45.2%
Postpaid	2,705	2,229	21.3%
Prepaid	14,696	9,756	50.6%
MOU	81	102	-20.4%
ARPU (R$)	24	28	-14.9%
Churn (%)	2.6%	2.7%	0.0

Central America

Our combined wireless subscriber base in the region numbered 3.5 million clients at the end of the third quarter, after a 12.0% sequential increase. Net subscriber additions during the period were 373 thousand, a record for the region. In the first nine months of the year, net subscriber gains in Central America have surpassed one million. Guatemala contributed 43.2% of all new clients but in relative terms Honduras proved to the fastest growing operation, increasing 19.9% sequentially. At the end of the third quarter, América Móvil had nearly 2.0 million fixed lines in Central America.

Consolidated revenues for the region stood at 341 million dollars in the quarter, 16.3% more than in the same period a year ago. Through September, revenues increased 28.3% year-on-year to 983 million dollars.

EBITDA in Central America amounted to 181 million dollars, with an EBITDA margin of 52.9% in the third quarter of this year. EBITDA for the first nine months of the year reached 519 million dollars, representing an EBITDA margin of 52.7% .

INCOME STATEMENT
Central America Consolidated
Millions of US$

	3Q05	3Q04	Var.%	Jan - Sep 05	Jan -Sep 04	Var.%

Revenues	341	293	16.3%	983	767	28.3%
EBITDA	181	153	17.7%	519	405	28.0%
%	52.9%	52.3%		52.7%	52.8%
EBIT	119	105	13.9%	339	258	31.3%
%	35.0%	35.7%		34.4%	33.6%

* Annual comparisons affected by the incorporation of Enitel and Sercom Honduras.

Central America's Operating Data (1)

	3Q05	3Q04	Var. %

Wireless Subscribers (thousands)	3,478	2,111	64.8%
Postpaid	279	211	31.8%
Prepaid	3,199	1,899	68.4%
Fixed Lines (thousands)	1,971	1,874	5.2%

Total Lines (Wireless + Fixed, 000's)	5,449	3,985	36.7%
MOU(2)	174	166	4.7%
ARPU (US$) (2)	13	15	-16.9%
Churn (%) (2)	1.1%	1.4%	-0.3

(1) Operating indicators group Guatemala, Nicaragua, El Salvador and Honduras data. Historical data previously calculated on a weighted average basis has been made to conform to the new standard. (2)Wireless data only.

Colombia

Colombia was the operation with the highest subscriber growth in the quarter, having added 2.2 million subscribers in the period. Net additions in the third quarter were five times greater than those registered a year ago. Through September, Colombia contributed 5.5 million clients to América Móvil’s subscriber base, more than any other subsidiary this year. In this quarter, Colombia’s subscriber base surpassed the ten million mark.

Third quarter revenues soared to 884 billion Colombian pesos, 15.5% more than the previous quarter’s and 78.4% greater than those of a year before. Service revenues proved to be the most dynamic component of revenue growth in the quarter, with a 17.6% sequential increase. In the nine months to September, revenues were nearly 70.0% higher than those observed a year before.

EBITDA expanded 70.0% sequentially to 159 billion Colombian pesos, resulting in an EBITDA margin of 18.0% of revenues. Compared to the same period a year ago, EBITDA increased by 10.2% in spite of the fastest pace of subscriber growth, on account of the fact that the rate of growth of gross subscriber additions is beginning to come down. As the former slows down, it brings about a reduction in subscriber acquisition costs relative to revenues. Through September EBITDA totaled 393 billion Colombian pesos, equivalent to 17.2% of revenues.

INCOME STATEMENT
Colombia
Billion of COP$

	3Q05	3Q04	Var. %	Jan - Sep 05	Jan - Sep 04	Var. %

Revenues	884	495	78.4%	2,293	1,353	69.5%
EBITDA	159	144	10.2%	393	399	-1.3%
%	18.0%	29.1%		17.2%	29.5%
EBIT	46	41	13.5%	79	96	-17.9%
%	5.2%	8.2%		3.4%	7.1%

Colombia's Operating Data

	3Q05	3Q04	Var. %

Subscribers (thousands)	11,334	4,746	138.8%
Postpaid	1,908	1,283	48.8%
Prepaid	9,425	3,464	172.1%
MOU	116	121	-4.3%
ARPU (COP$)	23,960	30,667	-21.9%
Churn (%)	1.3%	2.6%	-1.3

Ecuador

América Móvil’s operations in Ecuador continued to expand at a brisk pace in the third quarter, with a record of 481 thousand net subscriber additions, which more than tripled last year’s. At the end of September, Conecel’s subscriber base stood at 3.6 million.

Revenues increased by 11.0% quarter-on-quarter, to 159 million dollars, driven by service revenues, which expanded by 13.4% in the period. On an annual basis, third quarter revenues expanded by 68.2% . For the first nine months of the year, revenues amounted to 424 million dollars, which represented a 63.4% increase over the previous year’s.

At 39 million dollars, third quarter EBITDA was up 20.5% quarter-on-quarter and 15.2% year-on-year; it represented 24.6% of revenues, almost two percentage points above the previous quarter in spite of the strong subscriber growth. The nine-months EBITDA came in at 110 million dollars, which made for an EBITDA margin of 26.0% .

INCOME STATEMENT
Ecuador
Million of US$

	3Q05	3Q04	Var. %	Jan - Sep 05	Jan - Sep 04	Var. %

Revenues	159	95	68.2%	424	259	63.4
EBITDA	39	34	15.2%	110	95	15.5%
%	24.6%	36.0%		26.0%	36.8%
EBIT	24	24	-0.1%	67	67	1.0%
%	15.1%	25.5%		15.9%	25.7%

Ecuador's Operating Data

	3Q05	3Q04	Var. %

Subscribers (thousands)	3,546	1,970	80.0%
Postpaid	324	171	89.0%
Prepaid	3,222	1,799	79.2%
MOU	42	49	-14.3%
ARPU (US$)	12	13	-10.0%
Churn (%)	2.7%	4.3%	-1.5

United States

In the third quarter, our U.S. subsidiary, Tracfone, surpassed the 5 million subscriber mark, to finish September with over 5.1 million subscribers, one third more than a year before. Tracfone added 188 thousand additional clients in the quarter and 728 thousand subscribers in the nine months to September.

Revenues totaled 243 million dollars in the quarter and 715 million dollars in the first nine months of the year, resulting in year-on-year increases of 18.4% and 26.8% respectively. Service revenues grew more rapidly than total revenues, with annual growth rates of 27.8% in the quarter and 32.7% in the first nine months of the year.

Tracfone’s third quarter EBITDA more than doubled relative to the previous year, to 36 million dollars. Through September, EBITDA stood at 105 million dollars with margins also expanding significantly, from 8.1% last year to 14.7% this year.

INCOME STATEMENT
United States
Millions of US$

	3Q05	3Q04	Var.%	Jan - Sep 05	Jan - Sep 04	Var.%

Revenues	243	205	18.4%	715	564	26.8%
EBITDA	36	17	105.7%	105	46	130.3%
%	14.8%	8.5%		14.7%	8.1%
EBIT	32	13	149.9%	93	33	183.7%
%	13.0%	6.2%		12.9%	5.8%

United States' Operating Data

	3Q05	3Q04	Var. %

Subscribers (thousands)	5,122	3,843	33.3%
MOU	60	59	2.4%
ARPU, Net (US$)*	14	14	-5.6%
Churn (%)	4.8%	4.3%	0.5

Chile

América Móvil continued to expand the footprint in Latin America with the recent entrance into the Chilean market. With the acquisition of Smartcom, América Móvil tapped a dynamic and profitable market, with nearly 16 million pops. Smartcom’s subscriber base at the end of the third quarter stood at 1.8 million.

América Móvil has decided to deploy a GSM network in Chile, which is expected to begin operations in the second quarter of 2006. This will ensure that América Móvil maintains a common technological platform across all of its operations.

Peru

The recent entrance of América Móvil into the Peruvian mobile sector has consolidated the company’s presence in the Andean region. With only one month under our management, we have already rebranded the operation in Peru to Claro, the same brand that we use in Brazil. Our subscriber base in Peru stood at 1.5 million subscribers at the end of September. The network in place is GSM, which fits the standard we have established in Latin America.

Glossary of Terms

ARPU – Average Revenue per User The ratio of service revenues in the period to the monthly average of wireless subscribers in the same period. Presented on a blended basis in local currency.

Capex – Accrued capital expenditures.

Churn - The ratio of wireless subscribers disconnected during the period to the beginning of period wireless subscribers

EBIT – Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT Margin – The ratio of EBIT to Total Operating Revenue.

EBITDA – Earnings Before Interest ,Taxes, Depreciation, and Amortization.

EBITDA Margin – The ratio of EBITDA to Total Operating Revenue.

EDGE – Enhanced Data rates for GSM Evolution. EDGE enables data transmission at speeds up to 384 kbits/s within the existing GSM spectrum.

EPS (Mex$) – Earnings per share. Total earnings in constant mexican pesos divided by total shares outstanding.

Earnings per ADR (US$) – Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity Subscribers – Subscribers weighted by the economic interest held in the each company.

GSM – Global System for Mobile communications. It is the world’s leading and fastest growing mobile standard.

GPRS - General Packet Radio Service. GPRS implements packet switching within GSM, offering data speeds up to 115kbit/s for the transmission of internet based content and packet based data services.

Gross Additions - Total number of subscribers acquired during the period.

MOU – Minutes of Use per subscriber. The ratio of monthly wireless traffic divided by the monthly average wireless subscribers in the period. It is presented on a blended basis.

Net Subscriber Additions – The difference in the subscriber base from one period to another.

Net Debt – Total short and long term debt minus cash and marketable securities.

Net Debt / EBITDA – The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization have been subtracted.

SMS – Short Message Service.

SAC - Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors. Handset subsidy is calculated as the difference between handset equipment cost and handset revenues.

Wireless Penetration – The ratio of total wireless subscribers in any given country divided by the total population in that country.

For further information please visit our website at:

http://www.americamovil.com

Legal Disclaimer

América Móvil, S.A. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2005

AMERICA MOVIL, S.A. DE C.V.

By:	/S/ Carlos Garcia Moreno
Name: Title:	Carlos Garcia Moreno Chief Financial Officer